

Mail Stop 3030

June 4, 2009

Mr. Anthony J. Cataldo
Chief Executive Officer
Green St. Energy, Inc.
123 Green St.
Tehachapi, CA 93561

      RE: **Green St. Energy, Inc.**
             Form 8-K dated May 19, 2009
             Filed May 20, 2009
             File No. 0-19944

Dear Mr. Cataldo:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Martin James
                            Senior Assistant Chief Accountant